UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*
GP STRATEGIES CORPORATION (Name of Issuer)
Common Stock, par value $0.01 per share (Title Class of Securities)
36225V104 (CUSIP Number)
Dan Friedberg Sagard Capital Partners, L.P. 325 Greenwich Avenue Greenwich, CT 06830 203 629-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 3, 2014 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36225V104	Page 1 of 3

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES	7	Sole Voting Power 0
BENEFICIALLY OWNED	8	Shared Voting Power 3,513,774
BY EACH REPORTING	9	Sole Dispositive Power 0
PERSON WITH	10	Shared Dispositive Power 3,513,774
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,513,774
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6%
14	Type of Reporting Person PN

CUSIP No. 36225V104	Page 2 of 3

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES	7	Sole Voting Power 0
BENEFICIALLY OWNED	8	Shared Voting Power 3,513,774
BY EACH REPORTING	9	Sole Dispositive Power 0
PERSON WITH	10	Shared Dispositive Power 3,513,774
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,513,774
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6%
14	Type of Reporting Person CO

CUSIP No. 36225V104	Page 3 of 3

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES	7	Sole Voting Power 0
BENEFICIALLY OWNED	8	Shared Voting Power 3,513,774
BY EACH REPORTING	9	Sole Dispositive Power 0
PERSON WITH	10	Shared Dispositive Power 3,513,774
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,513,774
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6%
14	Type of Reporting Person CO

Introduction

This Amendment No. 5 to Schedule 13D (this “Statement”) relates to the beneficial ownership of Common Stock, $0.01 par value per share (the “Shares”), of GP Strategies Corporation, a Delaware corporation the (“Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated December 30, 2009, as heretofore amended.  Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.  This Amendment No. 5 is being filed to reflect the matters described in Item 4 below.

Item 3.                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented with the addition of the following:

Each of the 500 additional Shares (in addition to the 3,513,274 Shares reflected in the initial Schedule 13D and Amendment Nos. 1-4 thereto) reported herein as being currently beneficially owned were transferred to Sagard by the Issuer pursuant to quarterly share grants under the Issuer’s equity incentive plan, which are applicable to the service of Dan Friedberg as a director of the Issuer.

Item 4.                 Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following:

On October 3, 2014, the Issuer announced the final results of its Offer, which expired at the end of the day on September 29, 2014.  Upon the completion of the Offer, the Issuer accepted for payment an aggregate of 2,127,706 Shares at a purchase price of $29.00 per share.  Sagard did not tender any of Sagard’s Shares in the Offer.  As a result of the final outcome of the Offer, Sagard’s ownership has increased to approximately 20.6% of the issued and outstanding Shares, based upon 17,086,145 Shares outstanding as of the completion of the Offer.

Item 5.                 Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated in their entirety as follows:

(a)    The Shares reported herein are held directly by Sagard.  As of October 6, 2014, each Reporting Person beneficially owned 3,513,774 Shares, which represented 20.6% of the outstanding Shares, based upon 17,086,145 Shares outstanding on October 3, 2014, as reported by the Issuer to the Reporting Persons.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of October 6, 2014.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,513,774

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,513,774

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)	The following transactions have been effected by Sagard over the last 60 days:

Date	No. Shares	Price	Nature of Transaction
9/30/2014	500	N/A	Director grant under Issuer’s equity incentive plan

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2014	SAGARD CAPITAL PARTNERS, L.P.
	By:	Sagard Capital Partners GP, Inc., its general partner
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President